Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001 Main Tel +1 212 506 2500 Main Fax +1 212 262 1910 www.mayerbrown.com

May 17, 2016

Via U.S. Mail and Email
Ms. Michelle Stasny U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	GE Equipment Midticket LLC, Series 2011-1;
GE Equipment Transportation LLC, Series 2012-1; and
CEF Equipment Holding, L.L.C.
Forms 15 under Exchange Act
File Nos. 333-160604-02, 333-160604-03 and 333-160604

On May 9, 2016, the staff of the Securities and Exchange Commission (the “Staff”) submitted to me, on behalf of GE Equipment Midticket LLC, Series 2011-1 (the “Midticket Issuing Entity”), GE Equipment Transportation LLC, Series 2012-1 (the “Transportation Issuing Entity”) and CEF Equipment Holding, L.L.C. (the “Depositor”), via telephone a comment (the “Comment”) with respect to the Forms 15 not filed by the Depositor on behalf of (i) the Midticket Issuing Entity after the Midticket Issuing Entity ceased reporting under the Exchange Act in May of 2015; and (ii) the Transportation Issuing Entity after the Transportation Issuing Entity ceased reporting under the Exchange Act in July of 2015.

The Depositor’s response to the Comment is set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown llp

May 17, 2016

General

1.	We note that no Form 15 was filed with respect to GE Equipment Midticket LLC Series 2011-1 or GE Equipment Transportation LLC Series 2012-1, but the issuer appears to have ceased reporting under the Exchange Act in May of 2015 and July 2015, respectively. Please advise.

Response

GE Equipment Midticket LLC, Series 2011-1

The Depositor has ceased reporting under the Exchange Act and has not filed a Form 10-K or distribution reports on Form 10-D since April 30, 2015 for the GE Equipment Midticket LLC, Series 2011-1 transaction, because at the time such reports would have been required to have been filed, no asset-backed securities issued by the Midticket Issuing Entity were still outstanding and the Midticket Issuing Entity had been dissolved as of May 5, 2015.  As noted in the Monthly Noteholder’s Statement attached as Exhibit 99.1 to the Form 10-D filed with respect to the Midticket Issuing Entity’s securities on April 30, 2015, the Depositor elected to exercise its option under the applicable transaction documents to purchase the assets of the Midticket Issuing Entity on April 22, 2015 (the “Midticket Redemption Date”).  In connection with that purchase, the Depositor deposited into an account of the Midticket Issuing Entity funds sufficient to redeem the outstanding balance of the Midticket Issuing Entity’s securities, the Midticket Issuing Entity’s securities were redeemed and repaid in full on the Midticket Redemption Date.  The Depositor has filed a certification and notice of the suspension of duty to file reports with respect to the Midticket Issuing Entity’s securities under Sections 13 and 15(d) of the Exchange Act on Form 15.

GE Equipment Transportation LLC, Series 2012-1

The Depositor has ceased reporting under the Exchange Act and has not filed a Form 10-K or distribution reports on Form 10-D since July 31, 2015 for the GE Equipment Transportation LLC, Series 2012-1 transaction, because at the time such reports would have been required to have been filed, no asset-backed securities issued by the Transportation Issuing Entity were still outstanding and the Transportation Issuing Entity had been dissolved as of July 24, 2015.  As noted in the Monthly Noteholder’s Statement attached as Exhibit 99.1 to the Form 10-D filed with respect to the Transportation Issuing Entity’s securities on July 31, 2015, the Depositor elected to exercise its option under the applicable transaction documents to purchase the assets of the Transportation Issuing Entity on July 22, 2015 (the “Transportation Redemption Date”).  In connection with that purchase, the Depositor deposited into an account of the Transportation Issuing Entity funds sufficient to redeem the outstanding balance of the Transportation Issuing Entity’s securities, the Transportation Issuing Entity’s securities were redeemed and repaid in full on the Transportation Redemption Date.  The Depositor has filed a certification and notice of the suspension of duty to file reports with respect to the Transportation Issuing Entity’s securities under Sections 13 and 15(d) of the Exchange Act on Form 15.

Mayer Brown llp

May 17, 2016

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If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Paul Jorissen, at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Paul A. Jorissen

Paul A. Jorissen